UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-6F

NOTICE OF INTENT TO ELECT TO BE SUBJECT TO SECTIONS 55 THROUGH 65
OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned hereby notifies the Securities and Exchange Commission that it intends to file a notification of election to be subject to sections 55 through 65 of the Investment Company Act of 1940, (the “Act”) and in connection with such notice submits the following information:

Name:
VII Peaks-KBR Co-Optivist Income BDC II, Inc.
Address of Principal Business Office:
255 Shoreline Drive, Suite 428 Redwood City, California 94065
Telephone Number:
(877) 700-0527
Name and Address of Agent For Service of Process:
Gurpreet (Gurprit) S. Chandhoke VII Peaks-KBR Co-Optivist Income BDC II, Inc. 255 Shoreline Drive, Suite 428 Redwood City, California 94065

The undersigned hereby notifies the Securities and Exchange Commission that it intends to file a notification of election to be subject to sections 55 through 65 of the Act within ninety days of this filing. The company would be excluded from the definition of an investment company by section 3(c)(1) of the Act, except that it presently proposes to make a public offering of its securities as a business development company.

SIGNATURE

Pursuant to the requirements of section 6(f) of the Act, the undersigned company has caused this notice of intent to elect to be subject to sections 55 through 65 of the Act pursuant to section 54(a) of the Act to be duly executed on its behalf in the city of Redwood City and the State of California on the 4th day of August 2011.

VII Peaks-KBR Co-Optivist Income BDC II, Inc.

By:	/s/ Gurpreet S. Chandhoke Name: Gurpreet (Gurprit) S. Chandhoke Title: Chief Executive Officer
Attest:	/s/ Vinay Kumar Name: Vinay Kumar Title: Director